September 26, 2006

VIA EDGAR AND FACSIMILE (202) 772-9210

Mr. Brad Skinner, Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Room 4561
450 Fifth St., N.W.
Washington, D.C. 20549

Re:	Yahoo! Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 3, 2006
Form 10-Q for the Fiscal Quarter Ended June 30, 2006
Filed August 4, 2006
Forms 8-K filed July 18, 2006
File No. 000-28018

Dear Mr. Skinner:

We received your letter dated August 31, 2006 (the “Letter”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced reports filed under the Securities Exchange Act of 1934.  Our responses to the specific comments are set forth below.  For the convenience of the Staff, each comment from the Letter is restated in italics prior to the response to such comment.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Accounting Pronouncements, page 53

1.                          We note your disclosure here and on page 69 regarding recent accounting pronouncements.   Please explain to us how you considered providing SAB topic 11: M disclosures for FSP FIN 45-3 “Application of FASB Interpretation No.45 to Minimum Revenue Guarantees Granted to a Business or Its Owners.”   In this regard, we note that your disclosures on page 18 and page 40 appear to indicate that you have arrangements that require you to provide minimum levels of user impressions and minimum amounts of traffic delivered.

The Company notes the Staff’s comments and supplementally advises the Staff of the following:

The Company considered the guidance set forth in both SAB Topic 11: M and FSP FIN 45-3 “Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or Its Owners” with respect to its disclosures in its Form 10-K for the Fiscal Year Ended December 31, 2005.

SAB Topic 11: M requires registrants to disclose the impact that recently issued accounting standards will have on the financial statements of the registrant when adopted in a future period.  The Company evaluated FSP FIN 45-3 when it was published in November 2005 and concluded that FSP FIN 45-3 does not apply to the minimum level of user impressions and minimum amounts of traffic delivered under the Company’s revenue and affiliate arrangements and therefore discussion of the pronouncement’s impact on its financials was not required.

FSP FIN 45-3 discusses guarantees of third party performance and requires guarantors to record liabilities for the fair value of their guarantees.  The examples provided in the guidance relate to situations in which the guarantor agrees to make up any revenue shortfalls between the beneficiary and the beneficiary’s own third-party customers.  FSP FIN 45-3 paragraph 5(a)(5) states that:

“A guarantee granted to a business or its owner(s) that the revenue of the business (or a specific portion of the business) for a specified period of time will be at least a specified amount.”

The Company’s minimum impression and traffic arrangements with partners are “fee for service” arrangements which include pricing minimums and minimum levels of user impressions but do not include a guarantee by the Company of revenue amounts between its affiliates and their own customers.

With respect to the Company’s revenue arrangements that require minimum level of user impressions:

•      The Company earns and recognizes revenue as impressions are delivered;

•      These arrangements are only guarantees of the Company’s own performance;

•      The Company has included a description of these arrangements in its Risk Factors section in order to make investors aware that it could experience revenue shortfalls in the event that its user base or usage levels decrease.

With respect to affiliate arrangements that require fixed payments based on a guaranteed minimum amount of traffic delivered:

•      The Company’s traffic acquisition cost (“TAC”) payments represent a variable pricing structure related to the cost of placing its search box on affiliates’ websites;

•      In these affiliate arrangements, the Company generates revenues from its advertisers based on end-user click activity and then remits a portion of those revenues to its affiliates, which the Company records as TAC expense;

•      The Company’s affiliates do not have direct relationships with the Company’s advertisers;

•      In certain of these relationships, the Company pays the affiliates the greater of a periodic minimum or a percentage of the revenue it generates from advertisers.  This is a minimum payment to be received by the affiliate from the Company.  It is not a minimum payment to be received by the affiliate from any third party.  The advertisers are the Company’s customers, not the affiliates’ customers, and the affiliates do not have direct relationships with them.

The Company does not guarantee that its affiliates will receive a minimum amount of revenue from the affiliates’ own customers as in the situations addressed by FSP FIN 45-3.

The Company discloses the amount of affiliate commitments in the Contractual Obligations section of Note 13 “Commitments and Contingencies”.

Financial Statements

Note 1 The Company and Summary of Significant Accounting Policies, page 64

Basis of Presentation

2.                          Disclosure under this section indicates, in part, that you have changed the classification of amortization expense related to developed technology and patents from operating expenses to cost of revenues.  Explain to us the basis for this change.  As part of your response, describe the nature and uses of the underlying assets.  Additionally, explain why you believe both your prior and current classifications are appropriate.

The Company notes the Staff’s comments and supplementally advises the Staff of the following:

The Company changed its classification of amortization expense related to developed technology and patents in Q4 2005 after further consideration of SAB Topic 11: B which states:

“If cost of sales or operating expenses exclude charges for depreciation, depletion and amortization of property, plant and equipment, the description of the line item should read somewhat as follows: Cost of goods sold (exclusive of items shown separately below) or Cost of goods sold (exclusive of depreciation shown separately below). To avoid placing undue emphasis on cash flow, depreciation, depletion and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation.”

In light of the above guidance and the Company’s ongoing monitoring of its compliance with reporting and disclosure requirements, the Company re-evaluated its prior presentations of amortization expense and noted that its continued acquisitions of companies resulted in increased amortization expense allocable to cost of revenues.  As the Company is likely to continue to acquire businesses resulting in more amortization expense relating to cost of revenues, the Company believes that the 2005 classification and related prior year re-classifications more appropriately conform to the guidance.

Amortization expense as a percent of cost of revenues was approximately 3% for each of 2003, 2004 and 2005.

The amortization that was reclassified primarily relates to acquired technology used in the production of internet services and revenue related offerings.

Note 4 Investments in Equity Interests, page 76

3.                          We note that in connection with your acquisition of Alibaba you contributed your ownership of Yahoo China and recorded a $338 million gain.  Regarding this transaction, provide us with the following:

•                  Tell us the total fair value you attributed to your ownership interest in Yahoo China;

•                  Explain how you determined the fair value;

•                  Explain how the amount of gain was determined; and,

•                  Indicate how the timing and amount of any additional gain will be determined.

The Company notes the Staff’s comments and supplementally advises the Staff of the following:

In October 2005, the Company acquired a 40% fully diluted ownership interest in Alibaba.com Corporation (“Alibaba”) in exchange for $1.0 billion in cash and the contribution of the Company’s China based businesses (“Yahoo! China”).  At the closing of the transaction, the Company had an approximate 46% ownership interest in Alibaba based on shares outstanding.

•                  Tell us the total fair value you attributed to your ownership interest in Yahoo China;

•                  Explain how you determined this fair value;

•                  The total fair value attributed to the Company’s ownership interest in Yahoo! China was $700 million.

•                  The fair value of Yahoo! China was based on, among other things, a stand-alone discounted cash flow valuation of Yahoo! China’s future estimated cash flow streams.  This valuation was reviewed and found to be reasonable by a third-party valuation firm. The Company also received an opinion from an internationally recognized US based investment banking firm as to the fairness, from a financial point of view, of the aggregate consideration (cash of $1.0 billion and contribution of Yahoo! China) to be paid by the Company for its 40% fully-diluted ownership interest in Alibaba.  As part of the financial analysis underlying this opinion, the investment banking firm reviewed, among other things, the stand-alone discounted cash flow valuation of Yahoo! China’s future estimated cash flow streams.

•                  Explain how the amount of the gain was determined; and

•                  Indicate how the timing and amount of any additional gain will be determined.

The gain of $338 million was determined in accordance with EITF 01-2 as follows (in millions):

Fair value of Yahoo! China	$700
Less: carrying value of Yahoo! China	68
Total potential gain	$632
Ownership interest sold to Alibaba	54%
Partial gain recognized	$341	*

* Note: Difference between the gain of $341 million in the above calculation and the gain of $338 million actually recognized by the Company is due to rounding.

•                  Additional gains will be recognized based on future dilution of the Company’s ownership interest in Alibaba resulting from the conversion of Alibaba’s outstanding convertible debt and exercises of Alibaba’s employee stock options, both of which will be treated as incremental sales of additional equity interests in Yahoo! China as the Company’s retained ownership is reduced from 46% to 40%.  The amount of additional gains will be determined using the same computation described above adjusting the “Ownership interest sold to Alibaba” over time from 54% to 60% less the amount of the gain previously recognized by the Company.  These gains will be recorded by the Company in other income, net.

4.                          We note the disclosure indicating that you allocated a portion of the excess of the Alibaba purchase price to goodwill to account for the estimated reductions in the carrying value of the investment that may occur as your equity interest is diluted.  Clarify for us, in reasonable detail, the specific accounting this disclosure is intended to describe.  As part of your response, tell us the amount of the excess purchase price that was allocated as a result of your accounting.  Additionally, provide reference to the specific authoritative literature that supports your accounting.

The Company notes the Staff’s comments and supplementally advises the Staff of the following:

The Company’s disclosure was intended to address the guidance in APB 18 and SAB Topic 5H related to the financial statement impact of future dilution to the Company’s ownership interest in Alibaba.

Paragraph 18 of APB 18 states:

“investor’s voting stock interest in an investee should be based on those currently outstanding securities whose holders have present voting privileges.  Potential voting privileges which may become available to holders of securities of an investee should be disregarded.”

Based on the terms of the transaction, the Company’s purchase price was based on acquiring a 40% equity interest in Alibaba on a fully diluted basis.  Upon closing of the transaction, the Company received an approximate 46% equity interest because anticipated post-closing dilution events, specifically the conversion of convertible debt issued by Alibaba as part of the transaction and exercises of Alibaba’s employee stock options, had not yet occurred.  As a result of receiving an additional approximately 6% equity interest in Alibaba, the fair value of the Company’s investment in Alibaba was greater than the fair value of the consideration exchanged by the Company.   The Company specifically negotiated the purchase price paid based on receiving a 40% interest in Alibaba on a fully diluted basis.  Therefore on the closing date, the Company was issued shares representing an approximate 46% interest reflecting the number of shares necessary to ensure the Company would hold a 40% interest after giving effect to the anticipated dilution events.  Because the Company received the additional shares merely to protect it against anticipated dilution, the Company did not believe it was appropriate to recognize a gain for this additional equity interest.  To recognize a gain would have overstated the fair value of the consideration paid by the Company to obtain its interest in Alibaba.  Consequently, the Company viewed the additional equity in Alibaba as simply protection from the sellers to offset future dilution and preserve the negotiated purchase price for a 40% interest.  Based on the Company’s analysis of the potential loss upon dilution, the Company recorded the additional 6% equity interest as additional goodwill with an offsetting provision for loss upon dilution of approximately $125 million.  Both will be relieved as the dilution events occur.

In accordance with the requirements of APB 18 noted above, the Company recorded its interest in Alibaba based on its approximate 46% ownership interest in Alibaba based on shares outstanding even though it only paid for a 40% interest.

Note 9 Long-Term Debt Page 83

5.                                      Please tell us how you have considered the guidance in EITF 00-19 in evaluating whether the conversion features of the senior convertible notes are embedded derivatives that require bifurcation from the debt host and accounted for at fair values under SFAS 133.  Please note, it appears that the conversion feature may meet the paragraph 12 criteria for bifurcation under SFAS 133 and thus the conversion feature might be required to be analyzed under EITF 00-19.  As part of your response, tell us whether the host instrument meets the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19.  In this regard, we note that there appear to be anti-dilution and other provisions that could result in the conversion ratio not being fixed and therefore would preclude the convertible debt from qualifying as conventional convertible.  If the senior notes are not considered conventional convertible, the conversion option must be further analyzed under paragraphs 12 – 32 of EITF 00-19 to determine whether the instrument would be classified in the stockholders equity or a liability that is subject to fair value accounting under SFAS 133.

The Company notes the Staff’s comments and supplementally advises the Staff of the following:

The conversion features of the Company’s senior notes allows note-holders to convert their notes into a fixed number of the Company’s shares or the equivalent amount of cash, at the Company’s discretion, contingent upon the market price of its stock reaching certain thresholds or upon occurrence of certain corporate events.  These conversion features are exempt from bifurcation from the debt host under paragraph 11(a) of SFAS 133, which states:

“the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this statement:

a.                          Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position”

•                              The conversion features are indexed to the Company’s own stock and therefore meet the requirement (1) of SFAS 133 paragraph 11(a).

•                              The Company also meets the requirements of paragraph 4 of EITF 00-19, for the purposes of evaluating under SFAS 133 whether an embedded derivative indexed to a company’s own stock would be classified as stockholders’ equity if freestanding, which states that:

“The task force reached a consensus that for purposes of evaluating under Statement 133 whether an embedded derivative indexed to a company’s own stock would be classified in stockholders’ equity if freestanding, the requirements of paragraphs 12-32 of this Issue do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash”

The Company’s senior notes meet this description of a conventional convertible debt instrument in that they are convertible only into a fixed number of shares or the equivalent value of cash at the discretion of the Company.

Although applicable to new instruments entered into or modified in periods beginning after June 2005, the guidance under Issue 2 of EITF 05-2, “The Meaning of ‘Conventional Convertible Debt Instrument’ in EITF 00-19,” can also be referred to as it provides clarification on conventional instruments.  In this Issue, the EITF concluded that:

“instruments that provide the holder with an option to convert into a fixed number of shares (or equivalent amount of cash at the discretion of the issuer) for which the ability to exercise the option is based on the passage of time or a contingent event should be considered ‘conventional’ for purposes of applying Issue 00-19.  Instruments that contain standard anti-dilution provisions would not preclude a conclusion that the instrument is convertible into a fixed number of shares.  Standard anti-dilution provisions are those that result in adjustments to the conversion ratio in the event of an equity restructuring transaction that are designed to maintain the value of the conversion option.”

The anti-dilution provisions in its senior notes are considered standard by the Company and meet this requirement as they are designed to maintain the value of the conversion option in the event of transactions such as stock dividends, stock splits, rights offerings and other corporate events, defined as an “equity restructuring” in the glossary to SFAS 123(R), “Share-Based Payment”.

The Company’s senior notes therefore qualify as a conventional convertible debt and further analysis of the embedded conversion options on the Company’s own stock, with respect to paragraphs 12 through 32 of EITF 00-19 is not required.  Accordingly the conversion options are not subject to bifurcation and fair value accounting as outlined in SFAS 133.

Note 10 Income Taxes, page 84

6.                                      We note that you continue to maintain a valuation allowance against the majority of your deferred tax assets.  We also note that your pre-tax income has significantly increased from the year ended December 31, 2003 to the current year.  In prior correspondence with the staff you described the positive and negative evidence that you considered when determining that a valuation allowance was necessary.  Please provide us with an updated analysis describing the positive and negative evidence you considered and the weighting of that evidence when determining the valuation allowance was necessary as of December 31, 2005.

The Company notes the Staff’s comments and supplementally advises the Staff of the following:

The Company maintained a valuation allowance against the majority of its deferred tax assets as of December 31, 2005 because of the preponderance of negative evidence regarding their realization.

Negative Evidence:

Negative Evidence that was reviewed comprised:

•                  Cumulative tax losses

Significant weight was given to the Company’s history of tax net operating losses (NOLs) generated in the US.

The Company has accumulated significant NOLs in the US, which primarily relate to its stock option expense deductions.  On its federal consolidated income tax returns for the previous five years, the Company reported the following:

Year	U.S. Taxable income/(NOL) Reported
2000	$(707) million
2001	$(28) million
2002	$45 million
2003	$(64) million
2004	$(67) million
2005	$209 million
TOTAL	$(612) million

Total cumulative federal NOLs at December 31, 2005 were $2.7 billion.  Excluding an unusual gain from the sale of an investment, the 2004 NOL would have been $480 million.

•                  Unpredictability of stock option expense deductions

The Company assessed at December 31, 2005, whether it would consistently generate taxable income in the foreseeable future.  Given the history of US tax net operating losses, the Company could not conclude as of December 31, 2005 that it would consistently generate taxable income in sufficient amounts to realize all of its deferred tax assets.  A significant source of the uncertainty about future income levels relates to the lack of predictability of the Company’s stock option expense deductions claimed for federal tax purposes.  The timing and amount of these stock option expense deductions are driven by employee exercise decisions and the spread between the strike price of exercised options and the Company’s then current stock price at date of exercise.  Exercise patterns and the resulting expense deductions are largely dependent on the Company’s stock price over which the Company has no control.  The uncertainty regarding the timing and amounts of stock option expense deductions caused the Company to conclude that it was more likely than not that its stock option related deferred tax assets would not be realized.

For reference, the Company’s stock option deductions in 2005 and the 5 prior years are as follows:

Year	Stock Option Deduction
2000	$1.566bn
2001	$0.159bn
2002	$0.157bn
2003	$0.415bn
2004	$1.081bn
2005	$1.110bn
TOTAL	$4.488bn

•                  Amount of appreciated vested options

In addition, as of December 31, 2005, we estimated that approximately $1.3 to $2.0 billion of “in-the-money value” was held in vested options (based on a stock price of $35 to $43).  As of December 31, 2005, the Company’s preliminary forecast of 2006 worldwide pre-tax income was $1.4 billion (before stock compensation expense) and the stock price was at $39.18.  Accordingly, a reasonable possibility existed that its stock option deduction would again more than offset its pre-tax earnings in the near future.

Positive Evidence:

In evaluating the positive evidence, the Company reviewed its history of reported pre-tax income and its projected 2005 taxable income.  While pre-tax income increased in 2004 and 2005, several unusual items contributed to the increase.  These were items not expected to recur in future years.   In 2004 and 2005, the Company recorded gains of $413 million and $965 million, respectively, related to the sale of marketable equity securities.  In 2005, the Company also recorded a gain of $338 million on the contribution of its Yahoo! China businesses in connection with the Alibaba transaction.  Adjusting for these items the Company’s 2004 pre-tax income would have been $772 million, ($413 million less than reported), and 2005 pre-tax income would have been $1.3 billion ($1.3 billion less than reported).  When the Company filed its 2005 federal return, the Company showed taxable income of $289 million.

Conclusion

Although the Company estimated that it would have taxable income for the 2005 tax year, given the weight of negative evidence of its history of significant tax losses ($2.7 billion of which are still not utilized as of December 31, 2005), the unpredictability of its stock option deductions and the amount of its appreciated vested options, the Company believed that its ability to consistently generate sufficient taxable income in the foreseeable future such that its deferred tax assets would be realized did not meet the more likely than not threshold as of December 31, 2005.

Financial Accounting Standards Board’s SFAS 109, paragraph 23 which states:

“Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years”.

The Company therefore concluded that as of December 31, 2005 a valuation allowance was necessary to reduce its deferred tax assets to the amount that was more likely than not to be realized in future periods.

Note 11 Stockholders’ Equity, page 86

7.                                      We note the discussion of your structured stock repurchases.  Describe for us the material terms of these arrangements, including:

•                  How the amount of your return is determined for transactions in which you received cash; and

•                  How the share price is determined for transactions in which you purchase shares.  In this regard, explain how the maximum number of shares you will purchase is determined.

Additionally, provide example journal entries that show how you account for these transactions from initiation through final settlement.  Address both transactions that settle in shares and transactions that settle in cash.  Provide reference to the authoritative literature that supports your accounting.

The Company notes the Staff’s comments and supplementally advises the Staff of the following:

The Company’s structured stock repurchase arrangements are generically known as “capped calls.”  The mechanics of capped calls are detailed in Issue 1 of the September 22, 2003 EITF Agenda Summary (the “Agenda Summary”), which describes the purchase by a company of a zero strike price call on its own stock and the simultaneous sale of a call to a counterparty bank.  Consistent with the example outlined in the Agenda Summary, there are two potential outcomes for capped calls:

•                  The Company is returned cash if its stock price at maturity exceeds a pre-determined threshold level; or

•                  The Company is returned shares if its stock price at maturity does not exceed the pre-determined threshold level.

All terms are set upfront in the contract.  The number of shares or the amount of cash the Company receives at maturity cannot change from the parameters set forth in the contract.  In the event that the Company receives shares, the effective price per share is equal to the Company’s upfront payment divided by the pre-determined number of shares specified in the contract.  In the event that the Company receives cash, the amount of cash is equal to the aggregate strike price of the written call option (see description in the Agenda Summary).

As noted in the Agenda Summary, the economics of capped calls can also be described as a written put option on the Company’s own shares for which the Company has prepaid the strike price of the option.

Accounting Literature

The Company accounts for capped calls under View B outlined in the Agenda Summary.

View B considers a capped call to be a hybrid instrument consisting of a note receivable with an embedded written put option on the company’s own stock.  The embedded written put is not bifurcated because it is not a derivative subject to the provision of SFAS 133 because it qualifies for the paragraph 11(a) scope exemption.  The embedded written put option is physically settled, gross, and cash settlement cannot be forced upon the issuer; thus under the guidance in EITF 00-19, the embedded written put option would be classified as an equity instrument if it were a standalone instrument.

The entire contract is thus accounted for as a single instrument – a note receivable.  Because the instrument involves the receipt of cash only if the Company’s stock price rises and the receipt of stock if the stock price declines, under the guidance in EITF 85-1, the instrument should not be treated as an asset but as a reduction to paid-in capital.

Paragraphs 7 and 8 of EITF 00-19 indicate that contracts which require physical settlement or net-share settlement should be classified as equity.  Capped calls require physical settlement of both the purchased and the written calls.  In accordance with paragraph 9 of EITF 00-19, capped calls are initially measured at fair value and subsequent changes in fair value are not recognized.

Paragraphs 14 through 24 of EITF 00-19 outline the following additional conditions necessary for equity classification, all of which are met by the terms of the capped calls:

•                 “The contract permits the company to settle in unregistered shares.

•                 The company has sufficient authorized and un-issued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

•                 The contract contains an explicit limit on the number of shares to be delivered in a share settlement.”

There are no circumstances in which the Company would be required to issue shares.  Capped call contracts are structured such that if the two parties have equal obligations to one another, those obligations are discharged.  These requirements are thus not applicable to capped calls.

Additionally paragraphs 25 through 32 of EITF 00-19 state:

•                 “There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

•                 There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

•                 There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

•                 There is no requirement in the contract to post collateral at any point or for any reason.

•                 The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.”

There are no such terms in the capped call contracts.

Example Journal Entries for a Capped Call Contract

Parameters:

•                  Net option premium (paid upfront by Yahoo!): $50,000,000

•                  Contracted number of shares: 1,724,138

•                  Threshold price (Bank Call strike price): $30.6884

•                  Aggregate Bank Call strike price: $52,911,036

Journals at inception of the contract

Dr. APIC	$50,000,000
Cr. Cash		$50,000,000

Journals at contract maturity - Market price of Yahoo! shares is below threshold price

Dr. Treasury Stock	$50,000,000
Cr. APIC		$50,000,000

Journals at contract maturity – Market price of Yahoo! shares is above threshold price

Dr. Cash	$52,911,036
Cr. APIC		$52,911,036

Note 14 Litigation Settlement, page 94

Question #8 (Google settlement)

8.                                      We note your disclosures regarding the settlement with Google.  Please quantify the total value of the settlement and amount allocated to each of the disputes and describe how you determined the respective fair values.  As part of your response, please explain your basis for recording a portion of the settlement as deferred revenue which will be recognized as revenue over the remaining life of the patent.  Describe any performance obligations or other factors that result in such deferral.  Also, please refer to the authoritative literature that supports your accounting.

The Company notes the Staff’s comments and supplementally advises the Staff of the following:

In April 2002, a wholly owned subsidiary of the Company filed a lawsuit against Google Inc. (“Google”) with respect to a patent which protected various features and innovations relating to bid-for-performance products and the subsidiary’s pay-for-performance (sponsored) search technologies.  In addition, the Company had a second dispute with Google concerning the shares issuable to the Company pursuant to a warrant held by the Company to purchase Google shares that were received in connection with a June 2000 services agreement.  The number of shares that were issued upon conversion of the warrant in June 2003 was derived from a contractual formula using the estimated fair value of Google’s shares at the time of conversion of the warrant.  The Company contended it was due a greater number of shares than had been issued by Google pursuant to the terms of the warrant conversion.

In August 2004, Google issued 2.7 million shares of its Class A common stock to the Company in settlement of the two disputes.  Later that month, Google completed its initial public offering at an initial offering price of $85 per share.

The Company allocated approximately 1.7 million of the 2.7 million shares received to the warrant dispute settlement based on the formula that was included in the original terms of the warrant using the estimated fair value of Google’s shares at the time of conversion of the warrant (June 2003).  The number of shares allocated to the warrant dispute settlement was determined based on the difference between (i) the number of shares that the Company computed should have been issued by Google based on the contractual formula using the Company’s estimate of the fair value of Google shares at the time of conversion and (ii) the actual number of shares issued by Google upon conversion of the warrant.  Because Google was not a publicly traded company at the time of the conversion of the warrant, the Company estimated the fair value of the Google shares using a market-based multiple approach of comparable publicly traded internet companies against trailing Google revenues and then applying a liquidity discount.  The Company engaged the services of a third party valuation firm to assist with the estimation of the fair value of the Google shares at the time of conversion of the warrant.  For accounting purposes, no value was assigned to the shares issued in the warrant dispute settlement as the fair value of the original transaction is unchanged by this settlement.

The balance of the shares received (approximately 1.0 million) were deemed allocated to the patent dispute settlement.  The fair value of the patent dispute settlement was based on the $85 per share offering price noted above for a total settlement value of approximately $85.0 million.  A portion of the fair value of this settlement was allocated to past use of the licensed patent based on the period of use of the licensed patent prior to the settlement date.  The remaining fair value was allocated to future use of the licensed patent and related patent applications and was recorded as deferred revenue to be recognized as fees revenue on a straight-line basis over the remaining life of the patent which was approximately 12 years.

In addition to the license of the specified patent, the Company granted Google a license to patents resulting from certain patent applications.  The Company is required to undertake efforts to finalize these patent applications with the patent authorities.  As a result of these future performance obligations, the Company deferred the revenue associated with future use of the licensed patent and related patent applications to be recognized over the remaining life of the licensed patent.  As the licensed patent is integral to the Company’s core search technology, the Company estimates that the remaining useful life of the patent is equal to the remaining legal life of the patent.

Note 15 Segments, Page 94

9.                                      We note your disclosures regarding your United States and International segments.  Please tell us whether you consider the United States and International to represent operating segments as defined by paragraph 10 of SFAS 131.  To the extent that operating segments have been aggregated, explain how you have applied the aggregation criteria in paragraph 17 of SFAS 131.  As part of your response, tell us how your Chief Operating Decision Maker (CODM) reviews your results when allocating resources and assessing performance.  Provide us with copies of the reports reviewed by your CODM for the year ended December 31, 2005.

The Company notes the Staff’s comments and supplementally advises the Staff of the following:

The Company considers the United States (“US”) and International its operating segments as defined by paragraph 10 of SFAS 131, which states:

“An operating segment is a component of an enterprise:

a.                                      That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.                                      Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance,

c.                                       For which discrete financial information is available”

The Company considered the above criteria as follows:

•                  The Company engages in global business activities which earn revenues and incur expenses in both the US and in International segments;

•                  The key financial information provided to the Company’s Chief Operating Decision Maker (“CODM”) includes separate information about the US and International segments of the Company, including measures of their profitability, which he uses in making decisions concerning resource allocation and in assessing performance;

•                  The Company prepares discrete financial information for its US and International segments.  Additionally the only regular reporting of the Company’s assets and liabilities is between the US and International segments of the Company.

As the Company views the US and International as its stand-alone operating segments no aggregation of segments is required.

The Company’s CODM is Mr. Terry Semel, the Company’s Chief Executive Officer and Chairman of its Board of Directors.  Mr. Semel reviews the Company’s results on a quarterly basis.  This review is internally referred to as the Quarterly Business Review (“QBR”).  The quarterly QBR takes place usually in month three of a quarter, for example the Q3 2005 QBR would have taken place in early September 2005.  The information presented to Mr. Semel is the actual results for the first two months of the quarter and the expected results for month three, together with the expected results for the next quarter.  Mr. Semel allocates resources for the upcoming quarter based on the expected results of that upcoming quarter and assesses performance based on the two month actual and one month expected financial results for the current quarter.   In Q4 2005, there was no QBR document instead Mr. Semel reviewed the 2006 plan which contained the results for the fourth quarter of 2005.

Please see copies of the reports reviewed by the CODM with respect to the year ended December 31, 2005, which the Company is providing to the Staff confidentially and supplementally under separate cover pursuant to Rule 12b-4 under the Securities Exchange Act of 1934.  In accordance with that rule, the Company has requested that these materials be returned to the Company promptly following completion of the Staff’s review thereof.  In addition, the Company has requested that the Staff afford confidential treatment under the Freedom of Information Act to this information pursuant to the provisions of 17 C.F.R. Section 200.83.

302 Certifications

10.                               We note that your 302 certifications refer to the certifying officer’s title in the heading paragraph and to “annual” report in item 1. Please note the language of the certifications required by Item 601(b)(31) of Regulation S-K must be provided exactly as stated therein.  See SEC Release No. 34-46427 and the Division of Corporate Finance Staff Alert dated March 5, 2005. Please consider for purposes of future filings.

The Company notes the Staff’s request and will include the revised 302 certification language in future filings.

Note 10 Stock-Based Compensation, page 14

11.                               We note that you previously used an equally weighted average of trailing volatility and market based implied volatility and that subsequent to October 1, 2005 you are solely using implied volatility.  Please explain why you changed your method of computation.  Also, explain to us how you have considered the guidance provided in the interpretive response to question 4 of SAB Topic 14.D.1.

The Company notes the Staff’s comments and supplementally advises the Staff of the following:

The Company has always believed that implied volatility reflects market participants’ views of its future stock price volatility and as such is the measure that participants would be likely to use in determining the exchange price for an option.

Prior to the 2005 issuance of SAB 107, however, the prevailing accounting guidance did not address whether exclusive reliance on implied volatility was appropriate for calculating the fair value of employee stock options.  SAB 107 clarified the Staff’s position that it believes that exclusive reliance on implied volatility is appropriate in certain circumstances, and beginning with Q4 2005 the Company elected to rely solely on implied volatility for valuing employee stock options.  The Company’s methodology meets the requirements outlined in SFAS 123(R) and SAB 107.

In developing its methodology for assessing expected volatility, the Company has considered the following guidance from question 4 of SAB Topic 14.D.1:

•                  [The company] utilizes a valuation model that is based upon a constant volatility assumption to value its employee share options.

The Company uses the Black-Scholes model for valuing employee stock options.  The Black-Scholes model includes a constant volatility assumption.

•                  The implied volatility is derived from options that are actively traded.

There is an active market for call options on the Company’s common stock.  The Company has observed daily trading in call options on its stock which are near-the-money.

•                  The market prices (trades or quotes) of both the traded options and underlying shares are measured at a similar point in time to each other and on a date reasonably close to the grant date of the employee share options.

In calculating expected volatility, the Company includes observations of the implied volatility of market traded call options over a three trading day period surrounding the grant date of employee stock options.

•                  The traded options have exercise prices that are both (a) near-the-money and (b) close to the exercise price of the employee share options.

In calculating expected volatility, the Company computes a weighted average of the implied volatilities of market traded call options with strike prices immediately above and below the strike price (i.e. near-the-money) of the related employee stock options.(1)

•                  The remaining maturities of the traded options on which the estimate is based are at least one year.

The Company only considers market traded instruments with a remaining maturity of at least one year and includes the implied volatilities of near-the-money call options at each such maturity in its calculation of expected volatility.

(1)  We base our calculations on at-the-money market traded call options in the event that there are market traded options with strike prices that match the related employee stock options.

Form 8-K Filed July 18, 2006

12.                               We believe the columnar format of the “Reconciliation to Unaudited Condensed Consolidated Statements of Operations – Adjusted Net Income Excluding Stock-Based Compensation Expense” appearing in your earnings release furnished on Form 8-K may create the unwarranted impression to investors that this non-GAAP statement of operations has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures.  In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.”  Please remove that presentation or explain to us in reasonable detail why its retention is justified in light of these concerns.  As a substitute for this presentation format, you may consider presenting only non-GAAP measures (i.e., line items, subtotals, etc.)  provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

The Company notes the Staff’s comments and supplementally advises the Staff of the following:

The Company’s intent with respect to the reconciliation titled “Reconciliation to Unaudited Condensed Consolidated Statements of Operations – Adjusted Net Income Excluding Stock-Based Compensation Expense” referenced in the Staff’s Comment No. 12 (the “Reconciliation”) was and is to provide clear and transparent disclosure as to how its non-GAAP measures Adjusted Net Income and Adjusted Net Income Per Share were being derived.  It was not the Company’s intention to create, and the Company does not believe that the Reconciliation does create, the impression that it has been prepared under a comprehensive set of accounting rules or principles.  In response to the Staff’s comments, the Company would, however, propose to make the modifications to the Reconciliation described below in an effort to make this fact clearer to readers.

The Company provides in the notes to its earnings release detailed descriptions of the non-GAAP measures used and how each of these non-GAAP measures are derived so that investors are aware of the differences between the GAAP and non-GAAP measures.  With respect to any non-GAAP financial measure, the measures are presented in accordance with Item 10(e)(1) of Regulation S-K as referenced in the Staff’s comment, which states:

“Whenever one or more non-GAAP financial measures are included in a filing with the Commission:

(i) The registrant must include the following in the filing:

A.                                    A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP);

B.                                    A reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP identified in paragraph (e)(1)(i)(A) of this section;

C.                                    A statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations; and

D.                                    To the extent material, a statement disclosing the additional purposes, if any, for which the registrant’s management uses the non-GAAP financial measures that are not disclosed pursuant to paragraph (e)(1)(i)(C) of this section.”

Specifically, in accordance with Item 10(e)(1)(i)(A) of Regulation S-K, with respect to the non-GAAP measures Adjusted Net Income and Adjusted Net Income Per Share, the Company’s presentations of the most directly comparable financial measures calculated and presented in accordance with GAAP, Net Income and Net Income Per Share, are given equal or greater prominence.

In accordance with Item 10(e)(1)(i)(B) of Regulation S-K, the Company provides a reconciliation of GAAP Net Income and Net Income Per Share to the non-GAAP measures Adjusted Net Income and Adjusted Net Income Per Share by including in its earnings release the Reconciliation, which it proposes to more clearly label as “Reconciliation of GAAP Net Income and Net Income Per Share to Non-GAAP Adjusted Net Income and Adjusted Net Income Per Share,” an example of which is as set forth in Appendix A.  The Company believes that the format of this Reconciliation was the most clear and concise presentation of the reconciliation of GAAP to Non-GAAP Adjusted Net Income and Adjusted Net Income Per Share.

Further, in light of the Staff’s concerns,  in future earnings releases the Company will also change the previously-captioned “Reported”, “Adjustments” and “As Adjusted” columns to “GAAP”, “Non-GAAP Adjustments” and “Non-GAAP”, respectively, as indicated in Appendix A.  The Company believes that these changes will further clarify that the information presented is a reconciliation to GAAP measures and is not prepared under a comprehensive set of accounting rules or principles.

Lastly, in compliance with Item 10(e)(1)(i)(C) and (D) of Regulation S-K, the Company provides a statement disclosing the reasons why management believes that presentation of the non-GAAP financial measures Adjusted Net Income and Adjusted Net Income Per Share provide useful information to investors regarding the Company’s financial condition and results of operations.

13.                               We note the non-GAAP disclosures included in your earnings release furnished on Form 8-K and have the following comments.

•                  You disclose that you exclude depreciation, amortization and stock compensation from operating income because these costs are “not directly attributable to the underlying performance of the Company’s business operations.”  Please explain your basis for this statement.  In this regard it is unclear to us how these costs are not related to your underlying performance when you also disclose that these costs relate to assets used in generating your revenue.  Similarly, your basis for excluding stock-based compensation is unclear given that offering employees equity instruments appears to be a key performance incentive.

The Company notes the Staff’s comments and supplementally advises the Staff of the following:

The Company’s objective with respect to the non-GAAP measure of operating income before depreciation, amortization and stock-based compensation expense is to measure its business performance based on operating cash earned.  The Company considers this measure to be an important indicator of the operational strength of the Company.  While tangible and intangible assets are used in generating the Company’s revenue and supporting its businesses, the Company does not believe the related non-cash depreciation and amortization costs should be reflected in the Company’s periodic operating cash earnings presented as a non-GAAP measure.  In addition, because of the variety of equity awards used by companies, the varying methodologies for determining stock-based compensation expense, and the subjective assumptions involved in those determinations, the Company believes excluding stock-based compensation enhances the ability of investors to compare the Company’s core operating results over multiple periods with those of other companies.

The Company does not include these costs in its internal measures or in the measures used by the Company to formulate its business outlook presented with its quarterly financial information to investors.

In light of the Staff’s concerns, in future filings the Company will include the following updated language in its explanatory notes:

“Operating income before depreciation, amortization and stock-based compensation expense is defined as income from operations before depreciation, amortization of intangible assets and stock-based compensation expense. The Company considers this measure to be an important indicator of its operational strength. The Company excludes depreciation and amortization because while tangible and intangible assets support its businesses, the Company does not believe the related non-cash depreciation and amortization costs are directly attributable to the underlying operating performance of the

Company’s business and therefore should not be included in the Company’s periodic operating cash earnings presented as a non-GAAP measure. In addition, because of the variety of equity awards used by companies, the varying methodologies for determining stock-based compensation expense, and the subjective assumptions involved in those determinations, the Company believes excluding stock-based compensation enhances the ability of management and investors to compare the Company’s core operating results over multiple periods with those of other companies.    The Company does not include depreciation, amortization and stock-based compensation expense in its internal measures or in the measures used by the Company to formulate its business outlook presented with its quarterly financial information to investors.

A limitation associated with the Company’s non-GAAP measure, operating income before depreciation, amortization and stock-based compensation expense, is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the Company’s businesses.  Management evaluates the costs of such tangible and intangible assets through other financial measures such as capital expenditures.  A further limitation associated with this measure is that it does not include stock-based compensation expense related to the Company’s workforce.”

•                  You indicate that you disclose adjusted net income to allow comparisons to other companies in your industry.  Please explain your basis for this statement.  As part of your response, please tell us how you were able to conclude that the methods you use to produce your non-GAAP measures are similar to the methods used by other companies.

The Company notes the Staff’s comments and supplementally advises the Staff of the following:

The Company prepares its adjusted net income to allow investors to make meaningful comparisons to other companies within its industry group.  The Company’s adjusted net income calculation excludes certain non-recurring items that the Company believes are not indicative of the Company’s underlying core operating performance as well as stock-based compensation expense. The Company believes exclusion of these items enhances meaningful comparisons to other companies because such exclusions are consistent with or similar to the type of costs that the Company’s industry and peer group is excluding in their non-GAAP measures.  The Company’s belief that its non-GAAP measures are similar to methods used by other companies is based upon regular reviews of the public earnings releases and related non-GAAP information presented by other companies in its industry and peer group.  Based on these reviews the Company believes that the Company’s presentation enhances the comparability of its financial information to the financial information presented by these other companies.

•                  We note that you have excluded various items to arrive at “adjusted net income.”  Your disclosures regarding the items excluded appear to be general in nature and do not describe in sufficient detail the items excluded.  For example, your discussion under note (c) indicates that you excluded a gain on the sale of an investment and a settlement however you do not explain in any detail what these items are or why they are excluded.  Please note that your disclosures should clearly describe each item excluded and quantify the impact.

The Company notes the Staff’s comments and supplementally advises the Staff of the following:

The Company believes the level of detail included in its disclosures regarding items excluded in deriving the presented adjusted net income is sufficient in detail for the user to understand the general nature of the items being excluded.

In light of the Staff’s concerns, the Company will in the future include more detailed descriptions and a quantification of impact of excluded items.

14.                               We note that beginning in the second half of 2006 your CEO will no longer receive cash compensation and his compensation will be entirely stock-based.  Please note that if you intend to exclude the CEO’s stock-based compensation from your non-GAAP measures we would expect specific disclosures indicating it was excluded and why it would be useful to exclude such expenses.

The Company notes the Staff’s comments and supplementally advises the Staff of the following:

As noted above in response 13, the Company excludes stock-based compensation from its non-GAAP measures as it wishes to report an operating measure of its business performance based on operating cash earnings.  The inclusion of a stock-based compensation cost for the Company’s CEO in this measure would be inconsistent with the objective of the measure and how the remainder of the measure is calculated.  As a result the Company intends to continue to exclude all stock-based compensation from these non-GAAP measures.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•                                          the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response

The Company hereby acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (408) 349-3300 with any questions or comments regarding this letter.

Respectfully submitted,
Yahoo! Inc.

		/s/	Susan Decker
		By:	Susan Decker
		Title:	Executive Vice President, Finance
and Administration, and
Chief Financial Officer

cc:	Christine Davis, Staff Accountant
Michael A. Murray, Senior Vice President, Finance
and Chief Accounting Officer
Michael J. Callahan, Senior Vice President
and General Counsel
Stephanie I. Splane, VP-Corporate Legal Affairs
and Deputy General Counsel

APPENDIX

Appendix A

Yahoo! Inc.

Reconciliation of GAAP Net Income and Net Income Per Share to Non-GAAP Adjutsed Net Income and Adjusted Net Income Per Share

(in thousands, except per share amounts)

Adjusted Net Income and Adjusted Net Income Per Share Excluding Stock-based Compensation Expense:

	Three Months Ended
	June 30, 2006
	GAAP	Non-GAAP Adjustments		Non-GAAP

Revenues	1,575,854	—		1,575,854

Cost of Revenues	645,767	(1,582)	(a)	644,185

Gross Profit	930,087	1,582		931,669

Operating expenses:
Sales and marketing	325,845	(38,489)	(a)	287,356
Product development	208,743	(36,170)	(a)	172,573
General and administrative	131,909	(23,482)	(a)	108,427
Amortization of intangibles	34,003	—		34,003
Total operating expenses	700,500	(98,141)		602,359

Income from operations	229,587	99,723		329,310

Other income, net	36,090	—		36,090

Income before income taxes, earnings in equity interests and minority interests	265,677	99,723		365,400

Provision for income taxes	(122,698)	(26,926)	(b)	(149,624)
Earnings in equity interests	21,634	—		21,634
Minority interests in operations of consolidated subsidiaries	(283)	—		(283)

Net income	$164,330	$72,797		$237,127

Net income per share - diluted	$0.11			$0.16

Shares used in per share calculation - diluted	1,476,642			1,476,642

Notes:

(a)                                  To eliminate stock-based compensation expenses as measured using the fair value method under SFAS 123R.

(b)                                  To eliminate income tax effects associated with adjustments referenced in (a).